

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Patrick Orlando
Chairman and CEO
Digital World Acquisition Corp.
78 SW 7th Street
Miami, FL 33130

> **Re: Digital World Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 30, 2021**
> **File No. 333-256472**

Dear Mr. Orlando:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

Amendment No. 5 to Form S-1 filed August 30, 2021

Risk Factors

Our anchor investors have provided indications of interest to purchase up to 91.3% of the units sold in this offering, page 56

1. We note your response to prior comment one, and re-issue such comment. Please revise the prospectus to clarify whether the allocation by the underwriters will be subject to satisfying Nasdaq initial listing requirements, including the minimum number of round lot holders.

   You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Wei Wang